CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

[August 31, 2009]

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ChinaCast Education Corporation ("the Company")
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 16, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 0-50550

Dear Mr. Spirgel,

This letter sets forth the Company's response to the comments contained in the letter dated July 17, 2009 from the Staff of the Securities Exchange Commission (the "Staff") regarding to the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K for 2008") and Form 10-Q for its fiscal quarter ended March 31, 2009. The comments are repeated below, followed by the responses thereto. Unless otherwise stated, capitalized items used herein shall have the same meaning as those defined in the financial statements included in Form 10-K for 2008.

Item 1A. Risk Factors, page 10

Foreign Exchange Risk, page 14

1.
We note on page 14 that Chinese foreign exchange controls may limit your ability to utilize CEC’s revenues and receive dividends and other payments from your Chinese subsidiaries. In light of this circumstance, it appears you should provide condensed parent company financial information and other data in a financial statement schedule, in accordance with 12-04 of Regulation S-X, and the disclosures required by 4-08(e) of Regulation S-X. For additional guidance refer to SAB Topic 6:K.2. Please provide this information in future filings or advise.

Our statement on page 14 described an inherent risk in doing business in the PRC which has an exchange control regime and consequently the Chinese currency, Renminbi, may not be readily convertible.

This regime is described in more detail on page 28 of the Form 10-K for 2008 in Item 7A. Quantitative and qualitative disclosure about market risk, Foreign exchange risk:

"The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, or the “Rules”. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside China, without prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or its local counterparts."

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

Therefore, under the PRC law, wholly owned foreign subsidiaries are not restricted in their ability to make dividend payments to their non-Chinese parent companies as these are current account transactions.

In determining whether the Company is required to provide Schedule I pursuant to Regulation 12-04 of Regulation S-X, the Company re-computed the amount of the restricted net assets of consolidated subsidiaries and in doing so took into account of a further clarification from its PRC legal adviser on the distributability of the reserves and capital of certain PRC subsidiaries and the amount of restricted net assets exceeds 25% of the Company's consolidated net assets as of December 31, 2008. Accordingly, we confirm that we shall include Schedule I in future filings based on the result of the calculation pursuant to the 12-04 of Regulation S-X.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 19

Impairment of Goodwill, page 20

2.
We note that goodwill accounted for 21% of total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

♦	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

♦
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows.

♦	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and results of Operations.” Please expand your disclosure in future filings and provide us with your proposed disclosure.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

We will expand our disclosure regarding our impairment testing policy in the critical accounting policies section in future filings. Such disclosure will be substantially in the following form (we use 2008 amounts for illustrative purpose):

"Impairment of Goodwill:

The carrying value of goodwill as of December 31, 2008 by operating segments was as follows:

	2008	2007
	(RMB'000)	(RMB'000)
E-learning and training serve Group (“ELG”)	1,614	1,715
Traditional University Group (“TUG”)	309,717	-
	311,331	1,715

Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, or SFAS 142, requires that the goodwill impairment assessment be performed at the reporting unit level. SFAS 142 requires a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We performed our annual goodwill impairment test at December 31, 2008. Our reporting units are the same as our two operating segments.

The goodwill allocated to our ELG segment arose in 2004 when we further purchased a portion of minority interests of one subsidiary, CCT, from three minority shareholders. We note that prior to 2008 this was the only reporting unit and segment of the Company, and the market capitalization of the Company as of December 31, 2007 (RMB 1,362.8 million) greatly exceeded the carrying amount of the ELG reporting unit, RMB 804.6 million. Accordingly, we determined that the first step of the goodwill impairment test was passed, and that the goodwill of the ELG reporting unit was not impaired as of December 31, 2007. The assets and liabilities that make up the ELG reporting unit did not change significantly from 2007 to 2008. The ELG reporting unit is a relatively well established business. Revenue of this reporting unit has been growing steadily since 2004. Revenue grew 8% from 2007 to 2008, and we expect that the revenue of this reporting unit will continue to grow in the future. No significant negative events occurred and the likelihood that the fair value would be less than the carrying amount of the ELG reporting unit as of December 31, 2008 was remote. Therefore we determined that the fair value of the ELG reporting unit would be no less than the carrying amount of this reporting unit.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

The Company had only one acquisition in 2008 which resulted in the addition of the TUG segment.  For our TUG segment, we estimated the fair value of the reporting unit using the income approach. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. The assumptions used in deriving the fair valuations are consistent with our business plan at the time of each valuation. These assumptions include: no material changes in the existing political, legal and economic conditions in China, no major changes in applicable tax rates and no material deviation in market conditions from our forecasts. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rate to apply to the estimated cash flows.

In particular, the discounted cash flows for the TUG reporting unit were based on discrete six-year financial forecasts developed by management for planning purposes. Cash flows beyond the six-year discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for the reporting unit and considered long-term earnings growth rates for publicly traded peer companies.

The key assumptions used in determining the fair value of the TUG reporting unit are:

Key Assumptions	Description
Revenue growth rate
The forecasted average annual growth rate of revenue is 4 – 10% from 2009 to 2014. This reflects the following assumptions:
Student capacity of the campus is expected to grow upon completion of the planned construction projects;

Demand for accredited degree programs is expected to grow significantly in the PRC; and

A long term growth rate into perpetuity has been determined to be 3% with reference to the birth rate, market penetration and other related factors.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

COGS growth rate	Cost of goods sold ("COGS") is forecasted to grow by 7 to 9% from 2009 to 2014.

Discount rate
The discount rate applied to the cash flows is based on the weighted average cost of capital (“WACC”) of the Company. WACC is the weighted average of the estimated rate of return required by equity and debt holders for an investment of this type. We used 14.2%.

Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology. During the years ended December 31, 2006, 2007 and 2008, we determined that there had been no impairment of goodwill."

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

Note 2. Summary of Significant Accounting Policies, page F-12

(q) Concentration of credit risk, page F-18

3.
Tell us why you have not recorded an allowance for doubtful accounts as of December 31, 2008. In particular, it is unclear why you have determined that the receivables associated with your recently acquired Traditional University Group are fully collectible.

The accounts receivable include RMB31,866,000 for the ELG segment and RMB715,000 for the TUG segment.

For the ELG segment, the receivables are primarily due from educational institutions that have a good payment history. We only had one instance of bad debt in our history and wrote off RMB148,000 in 2008 when we terminated our business with this specific university and expected no future settlement. We have not recorded any allowance for doubtful accounts of ELG as of December 31, 2008 because we believed all the outstanding receivables were collectible after we reviewed payment history and subsequent settlements before the filing of the Form 10-K for 2008.

For the TUG segment, the receivables are primarily due from individual students. Most students paid their tuition fees at the beginning of the semester. The outstanding receivables were related to outstanding tuition fees of FTBC in full from a very small percentage of students with financial difficulties, including those affected by the Sichuan earthquake last year. These students applied for the PRC government grant to cover their tuition fees and the government generally would approve such applications. It usually takes the PRC government from a few months to one year to process the application and remit the money to FTBC on students' behalf. These accounts receivable were expected to be settled in the second half of 2009 and therefore no bad debt allowance was accrued for.

Note 4. Acquisition, page F-24

4.
We note here F-24 and at pages F-29 and F-32 that you utilized a third-party valuation firm to assist in the determination of your purchase price allocation and the valuation of your intangible asset and goodwill. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosure that explains the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

We respectfully advise the Staff that when we performed the purchase price allocation for the acquired assets and liabilities in our business acquisition, goodwill and intangible assets impairment tests, we considered the valuation methodologies that used by the third party valuation firm. In our disclosure on page F-24 we attribute the results of the valuation to our management team but not the third party expert.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

We have considered the guidance under the Compliance and Disclosure Interpretation related to the use of third-party specialists issued by the SEC's Division of Corporation Finance. Question 141.02 of that publication states that "if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrants".

We therefore believe that based on the above guidance we are not required to name the third party valuation firm. In future filings, we will ensure that it is clear that management prepared the purchase price allocation, and in doing so relied in part upon the report of a third party valuation firm.

Note 13. Accrued Expenses and Other Current Liabilities, page F-32

5.	Tell us the nature of your liability described as “Government loans granted to students.”

The PRC government provides loans and grants to students for tuition fee, books, stationeries and living expenses. Such loans and grants are transferred by the PRC Government to the university directly and offset the above students' expenses as they occur. The outstanding amount as of December 31, 2008 represented loans granted to students by the PRC Government held by the Company on behalf of the students to offset future students' expenses or to be distributed to the students when the coming semester starts.

6.	Describe for us in more detail the nature of the transaction involving amounts received from Heng Tai to be paid to certain former owners of Hai Lai.

The Company acquired an 80% interest in Hai Lai from Heng Tai in April 2008. Heng Tai had outstanding payables to various former owners of Hai Lai.  Heng Tai deposited some money with the Company and requested the Company act on its behalf to facilitate payments it was obligated to make to such former owners whose interests it had acquired. Therefore, such amounts were recorded in the Company's book as temporary receipts, which will be subsequently paid out to the respective former owners at the direction of Heng Tai.

Note 18. Warrants and Unit Purchase Options, page F-39

7.
Explain for us in more detail the nature of the transaction whereby you reduced the exercise price of certain warrants and issued shares of restricted common stock. Explain what consideration, if any, you received for such action. Tell us how you accounted for these transactions and your basis in the accounting literature.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

The Company’s strategy is to opportunistically acquire additional traditional land-based universities in the PRC. In order to raise additional funds, we approached some of the Company’s warrant holders and reached agreements with three of them to exercise their warrants at US$4.25 in consideration of additional issuance of shares. The original exercise price of the warrant was US$5 per share.

The agreements are summarized as follows:

On June 30, 2008, we entered into agreements with Fir Tree and Sherleigh whereby we agreed to reduce the exercise price of the warrants from $5 per share to $4.25 per share. In connection with this reduction of the warrant price, the warrant holders elected to exercise all of their 3,007,200 and 411,882 warrants.

On July 22, 2008, we entered into agreement with another warrant holder, Capela with the same terms, under which the warrant holder elected to exercise 94,117 warrants..

As further consideration to the warrant holders in connection with their exercise of their warrants in full as well as for the value of the warrants, on June 30, 2008, we issued 459, 925 and 62, 994 restricted shares of common stock to Fir Tree and Sherleigh, respectively. On July 22, 2008, we issued 14,394 restricted shares of common stock to Capela.

After the completion of all the above transactions, we received net of approximately RMB98.5 million.

Since the warrants were not exercised based on their original terms, we considered if the Company should determine there was a significant difference between fair value of all securities issued and other consideration transferred in the transaction and the fair value of the warrants prior to the transaction.

The incremental fair value received by the warrant holders upon the exercise was $43,264, which was immaterial. Therefore no significant deemed dividend was recorded for this transaction. The warrant exercise and issuance of shares were recorded as an equity issuance.

Note 19. Segment Information, page F-41

8.
We note at pages 20 and 23 that you established an English training service in 2007 and that this business is a consumer business which involves more direct sales and marketing activities when compared with other business lines of the Company. We also note that you recognized impairment for the brand name usage right intangible asset associated with this business operation during 2008. Tell us how you assessed whether this business operation constitutes an operating segment under SFAS 131. In addition, tell us the nature of the change in the business model in the English training service that you discuss at page 17 of your Form 10-Q for the quarter ended March 31, 2009.

The provisions of SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”, define operating segments as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer, who evaluates business performance and allocates resources between ELG and TUG. The English training service is included in the ELG and the CEO does not receive discrete financial information of the English training service in assessing performance and allocating resources. Consequently, the English training operation does not constitute a separate operating segment under SFAS No. 131.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

The licensing of the English training school brand name usage right was a strategic approach to prepare branding for our E-learning business. In a realignment of strategy in 2008, we are changing our business model and moving into a franchise model instead of Company owned training centers combined with a plan to ultimately offer English training programs under the brand through our E-learning platform.

Note 21. Income Taxes, pages F-44

9.
In light of the Company earning income in each of the past five years and the subsequent interim period, it is unclear why it is reasonable of management to conclude that it is more likely than not that none of the Company’s deferred tax assets will be realized. Please explain to us, in detail, and summarize for us all the available evidence, both positive and negative, considered by management when forming this conclusion. Tell us why you believe that the weight of the negative evidence requires a full valuation allowance and expand your disclosures in future filings to explain this to readers.

The deferred tax assets as of December 31, 2008 were made up of the following two components:

One is from the accumulated loss which can offset future taxable income under the PRC tax law. Under the PRC tax law, because the Company does not file a consolidated tax return, valuation allowance is evaluated on individual entity's basis. The subsidiaries which had accumulated loss and deferred tax assets were not expected to have sufficient taxable income in the foreseeable future. Therefore, management concluded that it was more likely than not that none of the deferred tax assets due to accumulated loss incurred in these subsidiaries would be realized.

Another component of the deferred tax is caused by impairment loss on a cost-method investment the Company held in 2008, which is unrealized and is, therefore, not deductible under the PRC tax law. The impairment loss can only be realized and become deductible when the investment is disposed. As we do not have a disposal plan of the investment in the foreseeable future, we concluded that it is more likely than not that the tax benefit related to the deferred tax assets would not be realized.

Therefore, the Company provided a full valuation allowance against the above deferred tax assets. In the future, if there is sufficient evidence of the Company’s ability to generate future taxable income or have concrete disposal plan in certain tax jurisdictions, the Company will re-assess the valuation allowances.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact me by telephone at (+86-10) 6566-7788, by fax at (+86-10) 8528-8366 or by email at tony.sena@chinacast.com.cn.

Sincerely,

/s/Antonio Sena
Antonio Sena
Chief Financial Officer and Secretary